BLUE STAR FOODS CORP.

3000 NW 109th Avenue

Miami, Florida 33172

June 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Evan Ewing

Re:	Blue Star Foods Corp.
Registration Statement on Form S-3
Filed April 22, 2022
File No. 333-264443

Dear Mr. Ewing:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Blue Star Foods Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. Eastern Time on June 17, 2022, or as soon as practicable thereafter.

Very truly yours,

/s/ John Keeler
John Keeler
Chief Executive Officer

cc:	The Crone Law Group P.C.